[WLRK Letterhead]

September 13, 2016

VIA EMAIL AND EDGAR

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Upstream Corporation

Amendment No. 2 to Registration Statement on Form 10-12B

Filed September 1, 2016

File No. 001-37816

Dear Mr. Ingram:

On behalf of Alcoa Upstream Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Amendment No. 2, filed with the Commission on September 1, 2016 (“Amendment No. 2”) to the Company’s registration statement on Form 10 (File No. 001-37816) filed with the Commission on June 29, 2016 (the “Registration Statement”), set forth in your letter dated September 9, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof. In addition to the electronic filing, we are delivering a hard copy of this letter along with six copies of Amendment No. 3 marked to indicate changes from Amendment No. 2.

For your convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in Amendment No. 3.

Information Statement Summary, page 9

History of operational excellence …, page 11

1.	We note your disclosure that in 2016 your segments have been executing a $550 million productivity plan and had achieved $370 million of the target as of June 30, 2016. Please reconcile your disclosures here with your disclosures in MD&A.

Response: The Company advises the Staff that management evaluates productivity for all segments and the Company as a whole on both a gross basis and a net basis. Gross productivity represents targeted or achieved year-over-year savings driven by various sources, namely operational or process improvements, procurement savings and overhead cost reductions. Net productivity represents gross productivity reduced by year-over-year cost increases, generally attributable to inflation, market fluctuations or usage. The Company has established guidelines to be applied consistently by management when estimating both gross and net productivity, and believes this process to be helpful when establishing annual operating budgets and evaluating subsequent performance. However, these calculations inherently incorporate estimates regarding the impact of the components of productivity, as well as other factors such as product mix, pricing levels, quality of raw materials and other inputs, all of which are difficult to quantify in isolation. As mentioned in our letter dated August 12, 2016, in response to the Staff’s letter dated July 26, 2016, the Company’s disclosures in the Management Discussion and Analysis of Financial Condition and Results of Operations for productivity and other items explain qualitative trends to aid in the understanding of the underlying financial information provided, listing the majority of factors that impact results of operations in decreasing order of magnitude.

The Company acknowledges the Staff’s comment, and, giving consideration to the above discussion and because segment and overall Company performance is specifically discussed in the “Management Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, the Company has removed the references to the annual productivity targets and achievements on pages 11 and 65 of Amendment No. 3.

Unaudited Pro Forma Combined Condensed Financial Statements, page 58

Note to Unaudited Pro Forma Combined Financial Statements, page 62

2.	We note pro forma adjustment (a) included in the notes to your pro forma financial statements. Please explain why you believe this adjustment is both factually supportable and directly attributable to the transaction. It appears you are including an adjustment for an accounting policy change that is unrelated to your separation. Please refer to Rule 11-02(b)(6) of Regulation S-X. To the extent you are able to demonstrate that this adjustment meets the requirements of Article 11 of Regulation S-X, please explain why the expense you eliminated for the year ended December 31, 2015 appears to exceed the allocated multi-employer expense you recorded in your historical financial statements, as disclosed on page F-57. In addition, please demonstrate how you determined that changing the amortization period for unrecognized gains and losses is appropriate on a prospective basis, including providing us the ratio of active plan participants to inactive plan participants.

Response: The Company advises the Staff that Alcoa Inc. (“ParentCo.”) historically sponsored several pension and other post-retirement employee benefit (“OPEB”) plans (the “Shared Plans”) that included participants both from the Company as well as from ParentCo’s other businesses. As disclosed in the annual historical financial statements, the Company accounted for these Shared Plans as multi-employer plans, whereby there was no recorded asset or liability to recognize the funded status of the Shared Plans, and the related expense was based primarily on pensionable compensation of the Company’s participants. Note W (on page F-57) to the annual historical financial statements discloses the amount of multi-employer expense associated with Company participants for both pension and OPEB. In addition, the historical financial statements also include an allocation of expense for the Shared Plans for participants who are part of ParentCo.’s corporate employees as well as retired participants associated with closed or sold operations. The total expense reflected in the historical financial statements associated with the Shared Plans is $191 million for the annual 2015 period and $62 million for the six-month period ended June 2016.

As a direct result of the separation transaction, ParentCo. determined each of the Shared Plans would be separated into two plans: one of which will be a newly-formed plan to be assumed by the Company, the other of which will be the existing plan to be retained by ParentCo. The separation of the Shared Plans involved the assignment of all active, deferred vested and retired participants, as well as an associated allocation of plan assets in the case of the pension plans. This proposed separation of the Shared Plans (including the pro rata allocation of pension plan assets in accordance with the requirements of the Employee Retirement Income Security Act of 1974) was submitted by ParentCo. to the Pension Benefit Guarantee Corporation (“PBGC”) during the second quarter of 2016,

Following the PBGC’s review, the Shared Plans were formally separated as of August 1, 2016, with each plan being subject to an actuarial measurement as of July 31, 2016, using appropriate assumptions as of that date. The results of the July 31, 2016, actuarial valuations were used as the basis for the adjustment to the pro forma June 30, 2016, balance sheet.

The July 31, 2016, actuarial valuations also included a calculation of the annual periodic benefit expense associated with the new pension and OPEB plans assumed by the Company. In preparing this calculation, the Company reviewed the demographics of the assigned participant population, and noted that the ratio of active participants to retired participants was approximately 6% for the new Alcoa Upstream Corporation plans. The ratio of active to retired participants for ParentCo.’s Shared Plans on a pre-separation basis was approximately 18%, and therefore ParentCo used remaining service life of active participants as its amortization period, resulting in a shorter amortization period and higher recognized actuarial losses.

Per ASC 715-30-35-24, Compensation – Retirement Benefits, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants shall be used instead of average remaining service. As a result, for purposes of calculating the periodic benefit cost to be used as the basis for the pro forma adjustment for the new Alcoa Upstream Corporation plans, the Company believes it to be more appropriate to subject actuarial losses to amortization over the estimated remaining life expectancy of participants.

The Company does not consider the use of remaining life expectancy of plan participants as the amortization period to be a change in accounting principle as the Alcoa Upstream Corporation plans are new, and the amortization period reflects the demographics of the participants assigned to the new separated plans.

As mentioned in the note to pro forma adjustment (a), the Company used the assumptions reflected in the July 31, 2016, actuarial measurement for purposes of calculating the pro forma periodic benefit cost for the annual 2015 period as well as the six-month period ending June 30, 2016. The Company compared these calculated amounts to what was reflected in the historical financial statements for annual 2015 and the six-month period ended June 30, 2016, and calculated the required favorable pro forma adjustments as follows:

(USD in millions)	Year ended December 31, 2015	Six months ended June 30, 2016
Expense for Shared Plans in historical financial statements	$191	$62
Estimated expense for new separated plans	93	47

Pro forma adjustment	$(98)	$(15)

The Company believes the adjustments to the pro forma balance sheet as of June 30, 2016, and the pro forma income statements for the year ended December 31, 2015, and the six-month period ended June 30, 2016, are both factually supportable and directly attributable to the transaction, and meet the requirements of Article 11 of Regulation S-X. In addition, the Company will revise the disclosures in Note W to the annual historical financial statements on page F-57 of Amendment No. 3 to include a summary of the total expenses associated with the Shared Plans reflected in the historical financial statements for the periods presented.

Legal Proceedings, page 95

Alumina Limited Litigation, page 101

3.	We note you entered into a settlement and release provision with AWAC on September 1, 2016. Please address if there are any terms in the settlement and release provision that could materially impact your future operating results.

Response: The Company advises the Staff that the settlement agreement reached with Alumina Limited is not expected to have a material effect, adverse or otherwise, on the future operating results of the Company. In response to the Staff’s comment, Alcoa Upstream Corporation has revised the disclosure on page 102 of Amendment No. 3 to include a statement to this effect.

*        *        *         *        *        *

The Company has authorized the undersigned to acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1128 or by email at KLCain@wlrk.com.

Sincerely,

/s/ Karessa L. Cain
Karessa L. Cain

cc	Margaret Lam, Esq. (Alcoa Inc.)

Marissa Earnest, Esq. (Alcoa Inc.)

5